SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 10)1

Emerson Radio Corp.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

291087203

(CUSIP Number)

Lloyd I. Miller, III, 222 Lakeview Avenue, Suite 160-365, West Palm Beach, Florida, 33401 (Tel.) (561) 287-5399

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 29, 2014

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

Page 1 of 8 pages

1 The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	291087203	13D/A10	Page 2 of 8

1	NAME OF REPORTING PERSON
Lloyd I. Miller, III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)	[ ]
		(b)	[ ]
3	SEC USE ONLY
4	_______________ SOURCE OF FUNDS*
PF-AF-OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,460,312
	8	SHARED VOTING POWER
50,778
	9	SOLE DISPOSITIVE POWER
1,460,312
	10	SHARED DISPOSITIVE POWER
50,778

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,511,090
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.6%

14	TYPE OF REPORTING PERSON*
IN-OO

SCHEDULE 13D/A10

This constitutes Amendment No. 10 to the statement on Schedule 13D (the “Amendment No. 10”) filed on behalf of Lloyd I. Miller, III (“Mr. Miller” or the “Reporting Person”), dated and filed May 22, 2012 (the “Statement”), relating to the common stock, $0.01 par value per share (the “Common Stock”), of Emerson Radio Corp. (the “Company”). The Company’s principal executive offices are located at 3 University Plaza, Suite 405, Hackensack, New Jersey 07601. This Amendment No. 10 is being filed to report that since the filing of the Amendment No. 9 to the Statement (“Amendment No. 9”), dated July 15, 2014, a material change occurred in the percentage of shares of Common Stock beneficially owned by Mr. Miller. Unless specifically amended or modified hereby, the disclosure set forth in the Statement shall remain unchanged.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby amended and restated in its entirety as follows:

Mr. Miller is the managing member of Milfam LLC (“Milfam LLC”), an Ohio limited liability company established pursuant to the Operating Agreement of Milfam LLC dated as of December 10, 1996, and Milfam LLC is the advisor to Trust A-3 (“Trust A-3”), Trust A-4 (“Trust A-4”) and Trust C (“Trust C” and, collectively with Trust A-3, and Trust A-4, the “Trusts”). The Trusts and Trust D were created pursuant to an Amended and Restated Trust Agreement, dated September 20, 1983 (the “Trust Agreement”). Mr. Miller is the investment advisor to the trustee of Trust D. Pursuant to a Declaratory Judgment Order, entered on November 20, 1992 in the Court of Common Pleas, Probate Division, Hamilton County, Ohio, Trust A was split into four separate trusts, two of which are Trust A-3 and Trust A-4. The Trusts were further reformed by Order of the Delaware Chancery Court dated December 29, 2010 pursuant to which Milfam LLC was appointed advisor to the Trusts. All of the shares of Common Stock purchased by Trust A-3 were purchased with funds generated and held by Trust A-3. The aggregate purchase price for the shares of Common Stock purchased by Trust A-3 was approximately $332,447.00. All of the shares of Common Stock purchased by Trust A-4 were purchased with funds generated and held by Trust A-4. The aggregate purchase price for the shares of Common Stock purchased by Trust A-4 was approximately $384,900.00. All of the shares of Common Stock purchased by Trust C were purchased with funds generated and held by Trust C. The aggregate purchase price for the shares of Common Stock purchased by Trust C was approximately $526,036.00. All of the shares of Common Stock purchased by Trust D were purchased with funds generated and held by Trust D. The aggregate purchase price for the shares of Common Stock purchased by Trust D was approximately $43,255.00.

Milfam LLC is the general partner of Milfam II L.P. (“Milfam II”), a Georgia limited partnership established pursuant to a partnership agreement for Milfam II L.P., dated December 11, 1996. All of the shares of Common Stock Mr. Miller is deemed to beneficially own as the managing member of the general partner of Milfam II were purchased with money contributed to Milfam II by its partners or money generated and held by Milfam II. The aggregate purchase price for the shares of Common Stock purchased by Milfam II was approximately $603,194.00.

All of the shares of Common Stock purchased by Mr. Miller on his own behalf were purchased with personal funds generated and held by Mr. Miller. The purchase price for the shares of Common Stock purchased by Mr. Miller on his own behalf was approximately $12,038.00.

Pursuant to an Irrevocable Trust Agreement MILGRAT (C9) (“MILGRAT (C9)”), dated as of January 18, 2013, Mr. Miller was named as the trustee to MILGRAT (C9). All of the shares of Common Stock Mr. Miller is deemed to beneficially own as trustee of MILGRAT (C9) were contributed to MILGRAT (C9) by its grantor, Catherine C. Miller.

Pursuant to an Irrevocable Trust Agreement MILGRAT (J9) (“MILGRAT (J9)”), dated as of May 6, 2013, Mr. Miller was named as the trustee to MILGRAT (J9). All of the shares of Common Stock Mr. Miller is deemed to beneficially own as trustee of MILGRAT (J9) were contributed to MILGRAT (J9) by its grantor, Catherine C. Miller.

Mr. Miller is the settlor of an individual retirement trust account (the “IRA”). All of the shares of Common Stock held by the IRA were purchased with personal funds generated and contributed to the IRA by Mr. Miller.

Mr. Miller shares investment and dispositive power with a family member over Shares held by a certain Custodian Managed Account established pursuant to a certain PNC Advisors Custody Agreement dated as of December 9, 2003 (the “Custody Account”). All of the Shares held by the Custody Account were purchased with funds generated and held by the Custody Account. The aggregate purchase price for the shares of Common Stock purchased by the Custody Account was approximately $9,873.00.

The aggregate purchase prices set forth in this Item 3 include brokerage commissions and reflect certain cost basis adjustments.

Item 4. Purpose of the Transaction

Item 4 of the Statement is hereby amended and restated in its entirety as follows:

The Shares covered by this Schedule 13D were acquired by Mr. Miller for investment purposes in the ordinary course of his business as an investor.

Mr. Miller has urged Emerson to return value to stockholders and appreciates the recent extraordinary dividend of $0.70 per share of common stock declared by the Board of Directors. Following the dividend, there was an increase in the trading price of the common stock. Mr. Miller favors additional cash dividends to enhance shareholder value.

Mr. Miller continues to believe that the Board of Directors of Emerson should pursue a sale of the Company. Mr. Miller believes that Emerson stockholders face continuing uncertainty as a result of the ongoing restructuring of Emerson’s controlling stockholder, The Grande Holdings Limited (Provisional Liquidators Appointed). Mr. Miller believes that the rights of minority stockholders continue to be compromised by uncertainties over the control block of shares held by Grande Holdings.

Mr. Miller believes that the Board should return value to stockholders through cash dividends rather than maintain excessive cash balances, especially while control of the Company is in question.

As previously disclosed, Mr. Miller directs a number of urgent questions to the Board of Directors, based on his review of Emerson’s public filings and the Schedule 13D amendments filed by a subsidiary of Emerson’s controlling stockholder. In particular:

What protections are provided to Emerson public stockholders if Grande receives approval to be listed on the Hong Kong Stock Exchange? According to Emerson’s Form 10-K, Grande’s restructuring requires various approvals, including approval from the HKSE. Emerson’s Board should take an active role in connection with Grande’s listing application and restructuring.

Is Emerson at risk from conflicts of interests associated with Grande and its provisional liquidators? The Form 10-K states that Emerson has established “adequate procedures” designed to “ensure” that related party transactions are fair to the Company. New auditing rules will require more detailed disclosures about related party transactions, which can be subject to increased stockholder scrutiny.

Why does Grande plan to retain a control block in Emerson after restructuring? As indicated in the Schedule 13D/A filed July 9, 2014 by S&T International Distribution Limited, a subsidiary of Grande, control of Emerson remains uncertain. It is anticipated that the Emerson shares would remain a part of Grande after its re-listing on the HKSE. Mr. Miller believes that a sale of Emerson is in the best interests of Grande as well as Emerson, and would provide liquidity for Grande and its creditors during the restructuring. Mr. Miller believes that the obligations of Emerson as a U.S. public company can be best served by a sale of the company.

As a long-term investor, Mr. Miller believes that each member of the Board has a duty to minority public stockholders, including directors who have relationships with Grande Holdings. Emerson has a long history of related party transactions and accounting failures, as well as litigation and tax disputes that created risks to shareholder value, many of them related to Grande and its affiliates.

In view of prior lawsuits against Emerson insiders in conflict of interest transactions, Mr. Miller believes that further litigation might result if Grande remains in control of Emerson. Mr. Miller will continue to scrutinize all transactions that affect Emerson common stock and its trading value.

In the Schedule 13D and prior amendments, Mr. Miller has urged governance reforms at Emerson, especially with respect to internal controls and ongoing related party transactions with Grande Holdings. In addition, Mr. Miller has communicated with the Board of Directors of Emerson to urge them to enhance shareholder value, including through cash dividends and a sale of the Company to resolve uncertainties over the bankruptcy and restructuring of Grande Holdings, the Company’s controlling shareholder.

In addition, on August 29, 2014, a material change occurred in the percentage of shares of Common Stock beneficially owned by Mr. Miller. Mr. Miller may consider purchases and sales of shares of Emerson on the open market or in other transactions, including with the Provisional Liquidators of Grande.

Except in connection with the matters described in this Item 4 and as contemplated herein, Mr. Miller does not currently have any specific plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D. Mr. Miller reserves the right to change plans and take any and all actions that Mr. Miller may deem appropriate to maximize the value of his investment, including, among other things, purchasing or otherwise acquiring additional securities of the Company, selling or otherwise disposing of any securities of the Company beneficially owned by him, in each case in the open market or in privately negotiated transactions or formulating other plans or proposals regarding the Company or its securities to the extent deemed advisable by Mr. Miller in light of his general investment policies, market conditions, subsequent developments affecting the Company and the general business and future prospects of the Company. Mr. Miller may take any other action with respect to the Company or any of the Company’s debt or equity securities in any manner permitted by applicable law.

Item 5. Interest in Securities of the Issuer

Item 5 of the Statement is hereby amended and restated in its entirety as follows:

(a) Mr. Miller may be deemed to beneficially own 1,511,090 shares of Common Stock, which is equal to approximately 5.6% of the outstanding shares, based on 27,129,832 shares of Common Stock outstanding, as reported in the Issuer’s Form 10-Q filed on August 14, 2014. As of the date hereof, 206,489 of the shares of Common Stock beneficially owned by Mr. Miller are owned of record by Trust A-3, 232,889 of the shares of Common Stock beneficially owned by Mr. Miller are owned of record by Trust A-4, 318,059 of the shares of Common Stock beneficially owned by Mr. Miller are owned of record by Trust C, 44,500 of the shares of Common Stock beneficially owned by Mr. Miller are owned of record by Trust D, 299,945 of the shares of Common Stock beneficially owned by Mr. Miller are owned of record by Milfam II, 144,942 of the shares of Common Stock beneficially owned by Mr. Miller are owned of record by MILGRAT (C9), 241,876 of the shares of Common Stock beneficially owned by Mr. Miller are owned of record by MILGRAT (J9), 1,194 of the shares of Common Stock beneficially owned by Mr. Miller are owned of record by the IRA, 6,278 of the shares of Common Stock beneficially owned by Mr. Miller are owned of record by the Custody Account, and 14,918 of the shares of Common Stock beneficially owned by Mr. Miller are owned by Mr. Miller directly.

(b) Mr. Miller may be deemed to have sole voting and dispositive power for all such shares held of record by Trust A-3, Trust A-4, Trust C. MILGRAT (C9), MILGRAT (J9), the IRA, Milfam II and Mr. Miller directly. Mr. Miller may be deemed to have shared voting and dispositive power for all such shares held of record by Trust D and the Custody Account.

(c) The following table details the transactions effected by Mr. Miller since the filing of Amendment No. 9.

	Milfam II
Date of Transaction	Number of Shares Sold	Price Per Share
July 25, 2014	251	$1.62608
July 28, 2014	22,000	$1.64227
July 29, 2014	20,100	$1.620095
July 30, 2014	1,000	$1.61
July 31, 2014	200	$1.6075
August 1, 2014	6,100	$1.6101
August 5, 2014	7,195	$1.59305
August 6, 2014	6,340	$1.601626
August 7, 2014	2,000	$1.61
August 11, 2014	7,900	$1.62361

August 14, 2014	1,392	$1.60
August 15, 2014	13,018	$1.60464
August 19, 2014	300	$1.62
August 26, 2014	18,686	$2.311
August 27, 2014	10,576	$2.30
August 28, 2014	8,484	$2.20
August 29, 2014	4,700	$2.20
September 2, 2014	32,151	$2.20756
September 5, 2014	19,199	$2.23344

	LIMFAM LLC
Date of Transaction	Number of Shares Sold	Price Per Share
July 14, 2014	34,500	$1.658987
July 15, 2014	6,225	$1.65048
July 15, 2014	30,000	$1.60
July 21, 2014	27,061	$1.60261
July 22, 2014	5,700	$1.6137
July 23, 2014	30,715	$1.61653
July 24, 2014	2,000	$1.625
July 25, 2014	6,737	$1.62608

(d) Persons other than Mr. Miller have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the reported securities.

(e) Not Applicable.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 8, 2014

By:	/s/ Lloyd I. Miller, III
Lloyd I. Miller, III